

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 8, 2006

**<u>VIA U.S. MAIL AND FAX (888) 569-4927</u>**
Mr. Paul Saleh
Chief Financial Officer
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia   20191

> **Re:     Sprint Nextel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 1-04721**

Dear Mr. Saleh:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director